UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

TAM S.A.

(Name of Subject Company)

TAM S.A.

(Name of Person Filing Statement)

Preferred Shares, without par value

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one Preferred Share

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one Common Share

(Title of Class of Securities)

87484D103 (American Depositary Shares) each representing one Preferred Share

87484D202 (American Depositary Shares) each representing one Common Share

(CUSIP Number of Class of Securities)

Marco Antonio Bologna

Chief Executive Officer

Av. Jurandir, 856, Lote 4, 1° andar

04072-000, São Paulo, SP

Federative Republic of Brazil

Telephone: (55) 11-5582-9715

Copies to:

Flávia Turci Turci Advogados Rua Fidêncio Ramos, 100, 7° andar Vila Olímpia 04551-010 São Paulo – SP Federative Republic of Brazil Telephone: (55) 11-2177-2177	Sarah Jones Anand Saha Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: (212) 878-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is TAM S.A., a sociedade anônima de capital aberto organized under the laws of Brazil (“TAM”). The principal executive offices of TAM are located at Avenida Jurandir, 856, Lote 4, 1º andar, CEP 04072-000, São Paulo, SP, Brazil. The telephone number of TAM’s principal executive offices is (55) 11-5582-9715.

Securities

The class of equity securities to which this Statement relates is TAM’s preferred shares, without par value (“TAM preferred shares”), American Depositary Shares, each representing one TAM preferred share (“TAM preferred ADSs”), and American Depositary Shares, each representing one TAM common share, without par value (such common shares, “TAM common shares” and, collectively with preferred shares, “TAM shares”) (such American Depository Shares, “TAM common ADSs” and, collectively with TAM preferred ADSs, “TAM ADSs”). As of April 30, 2012, there were issued and outstanding 100,625,396 TAM preferred shares, including 46,438,127 TAM preferred shares represented by TAM preferred ADSs, and 55,816,683 TAM common shares, including 0 TAM common shares represented by TAM common ADSs.

Item 2. Identity and Background of Filing Person.

Name and Address

The filing person is TAM. TAM’s name, business address and business telephone number are set forth in Item 1 above.

Tender Offer

This Statement relates to the exchange offer (the “exchange offer”) made by Holdco II S.A. (“Holdco II”), a Chilean company formed in June 2011 and indirectly owned by the controlling shareholders of TAM and LAN Airlines S.A., a Chilean company (“LAN”), in the United States pursuant to an offer to exchange/prospectus (the “offer to exchange/prospectus”) and in Brazil and elsewhere outside of the United States pursuant to other offering documents published in Brazil and made available to all holders of TAM shares to acquire all of the issued and outstanding (i) TAM common shares, (ii) TAM preferred shares, and (iii) TAM ADSs, in each case other than any TAM shares owned by the controlling shareholders of TAM, in exchange for the same number of common shares of Holdco II. Immediately before Holdco II accepts for exchange the TAM shares and TAM ADSs tendered into the exchange offer, the controlling shareholders of TAM will contribute to TEP Chile S.A., a Chilean company formed in June 2011 that is wholly owned by the controlling shareholders of TAM (“TEP Chile”), all of their TAM common shares and TAM preferred shares in exchange for a number of shares of TEP Chile, which, when added to the shares of TEP Chile held by the controlling shareholders of TAM at that time, would equal 100% of the shares of TEP Chile. Thereafter, TEP Chile will contribute all of the TAM common shares contributed to it by the controlling shareholders of TAM to Holdco I S.A., a Chilean company formed in June 2011 (“Holdco I”), and all of the TAM preferred shares contributed to it by the controlling shareholders of TAM to Sister Holdco S.A., a Chilean company formed in June 2011 (“Sister Holdco”), and will receive 93.8% of the voting shares of Holdco I (TEP Chile’s percentage ownership of the outstanding voting shares of Holdco I will be reduced after the mergers described below so that the product of such ownership percentage and Holdco I’s percentage ownership of the outstanding TAM common shares will be equal to 80%), and a number of shares of Sister Holdco (“Sister Holdco shares”) equal to the total number of TAM shares TEP Chile contributed to Holdco I and Sister Holdco. After Holdco II accepts for exchange the TAM shares and TAM ADSs tendered into the exchange offer and immediately before the settlement of the exchange offer, each of Holdco II and Sister Holdco will merge with and into LAN (the “Holdco II merger” and the “Sister Holdco merger,” respectively, and collectively, the “mergers”), with LAN being the surviving company of both mergers.

As a result of the Holdco II merger, each common share of Holdco II (including those shares to be issued pursuant to the exchange offer) will be converted into 0.90 of a common share, without par value, of LAN (“LAN common shares”). Because the Holdco II merger will occur immediately before the settlement of the exchange offer, holders of TAM shares and TAM ADSs acquired in the exchange offer will receive 0.90 of a LAN common share for each TAM share or TAM ADS so acquired. Holders of TAM shares and TAM ADSs who tender into the exchange offer through JPMorgan Chase Bank, N.A., as the US exchange agent will receive such LAN common shares in the form of American Depositary Shares representing LAN common shares, each of which represents one LAN common share, which will be in book-entry form or will be evidenced by American Depositary Receipts (“LAN ADRs”). Holders of TAM shares who tender into the exchange offer by tendering their TAM shares in the auction to be held on the BM&FBOVESPA stock exchange in Brazil will receive such LAN common shares in the form of Brazilian Depositary Shares representing LAN common shares, each of which represents one LAN common share, which will be in book-entry form or will be evidenced by Brazilian Depositary Receipts (“LAN BDRs”).

As a result of the Sister Holdco merger, each Sister Holdco share will be converted into 0.90 of a LAN common share. Because all of the Sister Holdco shares will be owned by the controlling shareholders of TAM indirectly through TEP Chile immediately prior to the Sister Holdco merger, they will receive LAN common shares for the TAM shares they contributed to TEP Chile (which were subsequently contributed to Holdco I and Sister Holdco) at the same exchange ratio as the holders of TAM shares and TAM ADSs receive in the exchange offer and the mergers.

When the proposed combination is completed, LAN will be the holding company of the combined companies and will change its name to “LATAM Airlines Group S.A.” (“LATAM”). The proposed combination will be implemented pursuant to the terms and conditions of the implementation agreement and the exchange offer agreement entered into on January 18, 2011, as amended on January 12, 2012 and April 25, 2012 (collectively, as amended, the “transaction agreements”) by LAN, TAM, the controlling shareholders of LAN under Chilean law (Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A.), the controlling shareholders of TAM under Brazilian law (Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro (collectively, the “TAM controlling shareholders”)), and TAM Empreendimentos e Participações S.A, a company through which the TAM controlling shareholders held their TAM shares at that time.

The exchange offer is made upon the terms and subject to the conditions set forth in the offer to exchange/prospectus and the related letters of transmittal, which form a part of the Registration Statement on Form F-4 (Reg. No. 333-177984), as amended, filed with the Securities and Exchange Commission (the “SEC”) by LAN and Holdco II, and are incorporated by reference herein. The foregoing description of the exchange offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the offer to exchange/prospectus and the related letters of transmittal.

The principal executive offices of Holdco II are located at Nueva Tajamar No. 555, 4th Floor, Las Condes, Santiago, Chile and the telephone number at that location is (55) 11-5035-2555. The principal executive offices of LAN are located at Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile and the telephone number at that location is (56-2) 565-2525.

TAM has made information relating to the exchange offer and the mergers available on its website at www.tam.com.br. The information on TAM’s website is not a part of this Statement and is not incorporated by reference herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The descriptions of the transaction agreements and shareholders agreements entered into in relation to TAM’s proposed combination with LAN set forth in the “The Transaction Agreements” and “Shareholders Agreements”

sections in the offer to exchange/prospectus are incorporated by reference herein. Such descriptions are qualified in their entirety by reference to the complete text of such agreements, copies of which are attached as Exhibits (e)(1), (e)(2), (e)(3), (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) to this Statement and are incorporated by reference herein. In addition, since 2007 LAN and TAM have entered into several commercial agreements, including regional codeshare agreements, which enabled them to expand their passenger networks to serve additional destinations in Latin America, and a participation agreement, which allowed them to extend additional frequent flier benefits to their respective customers, as discussed further under “The Exchange Offer—Certain Relationships with TAM—Agreements Entered into in the Ordinary Course” section of the offer to exchange/prospectus, incorporated by reference herein. Except as set forth in or incorporated by reference into this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between TAM and its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, (ii) Holdco II or any of its executive officers, directors or affiliates, or (iii) LAN or any of its executive officers, directors or affiliates, on the other hand.

Item 4. The Solicitation or Recommendation.

Recommendation

The board of directors of TAM, at a meeting held on April 17, 2012, determined that the exchange offer and the mergers are in the best interests of TAM and the holders of TAM shares and TAM ADSs. At that meeting, the board of directors of TAM also recommended that the holders of TAM shares and TAM ADSs (other than the TAM controlling shareholders) tender them into the exchange offer, but informed the holders of TAM shares and TAM ADSs that such decision is ultimately at their discretion.

Reasons for the Recommendation

The determination of the board of directors of TAM was based on (i) the convenience and opportunity of the exchange offer weighed against the interests of the holders of TAM shares and TAM ADSs and the liquidity of TAM shares and TAM ADSs, (ii) the impact of the exchange offer on the interests of TAM as a company and (iii) the announced strategic plans of LAN for the combined company. In making these determinations and recommendations, the board of directors of TAM considered the following substantive factors:

Growth Prospects. TAM’s board of directors believes that the transaction will facilitate growth by providing new destinations and increased connectivity. LATAM will offer passenger and cargo operations to more than 115 destinations in 23 countries and provide cargo transport throughout Latin America and a large part of the world. LATAM will operate a fleet of more than 220 aircraft and will have more than 40,000 employees and is expected to be among the world’s largest airline groups in terms of size and market reach. As part of this analysis, TAM’s board of directors considers that the economic outlook in South America, particularly Brazil, is favorable for the growth of commercial aviation.

Synergies. It is expected that the combination will generate significant annual synergies. Most of these synergies will be captured by the alignment of passenger networks, cargo transport network growth (in Brazil and internationally) and cost reductions. TAM’s board of directors believes that this will create value for shareholders, as well as for employees, passengers and cargo clients.

Fairness Opinions. TAM’s board of directors considered the fairness opinions of BTG Pactual S.A. (“BTG Pactual”), TAM’s financial advisor, delivered orally to TAM’s board of directors and subsequently confirmed in writing, to the effect that, as of August 13, 2010 (the “Initial BTG Opinion”) and as of November 16, 2011 (the “Updated BTG Opinion” and, together with the Initial BTG Opinion, the “BTG Opinions”), and based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the BTG Opinions, the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM. The contents of the BTG Opinions are not, nor must they be considered to be, a promise or guarantee in relation to the past or the future, nor as the sole source of recommendation. TAM shareholders should independently consult their own tax and legal advisers to reach their own opinions on the combination and whether to tender their TAM shares and/or TAM ADSs into the exchange offer. The full text of the BTG Opinions which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken are attached as Annexes B-1 and B-2 to the offer to exchange/prospectus.

Appraisal Report. In accordance with applicable Brazilian regulations, Banco Bradesco BBI S.A. (“Bradesco”) was appointed by holders of qualifying minority TAM shares as the independent, specialized third-party appraisal firm to provide an appraisal report in relation to the proposed combination. On November 24, 2011, Bradesco rendered their appraisal report (the “Appraisal Report”) which, subject to the assumptions, limitations, qualifications and other conditions set forth therein, determined that the exchange ratio of 0.90 LAN common shares, in the form of LAN BDRs or LAN ADRs, as applicable, per TAM share or TAM ADS, as applicable, is fair. The Appraisal Report is not a fairness opinion and does not constitute Bradesco’s recommendation or opinion as to whether the exchange offer is advisable, and should not be used as such. All TAM shareholders or TAM ADS holders should conduct their own analyses of the exchange offer and should rely on their own financial, tax and legal advisers when evaluating the exchange offer. The full text of the Appraisal Report which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken is attached as Annex C to the offer to exchange/prospectus.

Liquidity. TAM’s board of directors believes that the combination will not lead to any adverse consequences in terms of liquidity for current holders of TAM shares or TAM ADSs. LAN BDRs will be listed and traded on the BM&FBOVESPA stock exchange in Brazil, LAN ADRs will continue to be listed and traded on the New York Stock Exchange and LAN common shares will continue to be listed and traded on the Santiago Stock Exchange.

In considering the recommendation of the board of directors of TAM with respect to tendering TAM shares or TAM ADSs into the exchange offer, holders of TAM shares or TAM ADSs should be aware that certain members of the board of directors of TAM (the members of which include the TAM controlling shareholders) and executive officers of TAM may have interests in the proposed combination which are different from, or in addition to, such holders’ interests. The board of directors of TAM was aware of and considered these interests, among other matters, in evaluating and negotiating the transaction agreements and the proposed combination and in recommending that the holders of TAM shares and TAM ADSs (other than the TAM controlling shareholders) tender their TAM shares and TAM ADSs into the exchange offer. For a discussion of these interests, see the “Interests of Certain Persons” section of the offer to exchange/prospectus.

Intent to Tender

To TAM’s knowledge after reasonable inquiry, all of TAM’s executive officers, directors, affiliates and subsidiaries that own TAM shares and TAM ADSs, other than the TAM controlling shareholders, currently intend to tender in the exchange offer all TAM shares and TAM ADSs held of record or beneficially owned by them.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Except as set forth herein, neither TAM nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the shareholders of TAM on its behalf with respect to the exchange offer. TAM has not authorized anyone to give information or make any representation about the exchange offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, holders of TAM shares and TAM ADSs should not rely on any other information.

Pursuant to an engagement letter dated as of July 20, 2010, BTG Pactual acted as financial advisor to the board of directors of TAM in connection with a potential combination of TAM and LAN. In connection with this engagement, the board of directors of TAM requested that BTG Pactual provide its opinion as to the fairness, from a financial point of view, to the shareholders of TAM of the Holdco II exchange ratio and the Sister Holdco exchange ratio.

When the board of directors of TAM was choosing BTG Pactual to act as its financial advisor, the board of directors of TAM considered, among other things, that BTG Pactual is an internationally recognized investment banking firm with extensive experience providing strategic advisory services for transactions in Latin America and, in particular, Brazil, as well as BTG Pactual’s long-standing familiarity with TAM. BTG Pactual, as a part of its investment banking business, is regularly engaged in the valuation of businesses and related securities for mergers and acquisitions, underwritings, secondary distributions of both listed and unlisted securities and private placements. For each of these reasons, the board of directors of TAM chose BTG Pactual as its financial advisor.

At the August 13, 2010 meeting of the board of directors of TAM, BTG Pactual rendered the Initial BTG Opinion, to the effect that, as of the date of the Initial BTG Opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the Initial BTG Opinion, the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM.

Subsequently, on November 1, 2011, TAM requested that BTG Pactual update its opinion in light of the long period of time between the date of the Initial BTG Opinion and the date on which the exchange offer will commence. On November 16, 2011, BTG Pactual rendered the Updated BTG Opinion, to the effect that, as of the date of the Updated BTG Opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the Updated BTG Opinion, the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM.

As compensation for BTG Pactual’s services in connection with the combination, TAM has agreed to pay BTG Pactual a transaction fee in the amount of US$24.0 million, all of which is contingent on the consummation of the combination. However, if the combination is not consummated due to certain events, including either LAN or TAM terminating or abandoning the combination, then TAM has agreed to pay US$5.0 million to BTG Pactual. Regardless of whether the combination is consummated, TAM has agreed to reimburse BTG Pactual for reasonable fees, expenses and disbursements of BTG Pactual’s counsel and all of BTG Pactual’s reasonable travel and other out-of-pocket expenses incurred in connection with the combination or otherwise arising out of the engagement of BTG Pactual under the engagement letter. TAM has also agreed to indemnify BTG Pactual and certain related persons to the fullest extent lawful against certain liabilities arising out of its engagement or the combination.

BTG Pactual is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. BTG Pactual, together with its affiliates, are referred to in this Statement as the “BTG Group.” During the two years preceding the date of the Initial BTG Opinion, and during the two years preceding the Updated BTG Opinion, the BTG Group has had commercial or banking relationships with TAM and its affiliates for which it has received fees in an amount totaling approximately R$55.627 million (which is equivalent to US$29.51 million based on the US$/Brazilian real exchange rate on April 27, 2012). With respect to TAM, such services during such period have included acting as underwriter with respect to offerings of debt securities and equity issued by a TAM affiliate, as well as stabilizing agent in connection with a prior equity offering, acting as market maker for both TAM and a TAM affiliate, acting as counterparty with respect to certain derivatives transactions, as a lender with respect to credit facilities, acting as counterparty with respect to certain fixed income investments and as intermediary with respect to the trading of public securities. In addition, on August 31, 2010, an affiliate of BTG Pactual received fees from the controlling shareholders of TAM pursuant to a management agreement entered into among such parties on July 28, 2009. As of the date of the BTG Opinions, certain members of the BTG Group had less than 1% equity ownership of TAM shares. Further, Mr. André Santos Esteves, a member of the board of directors of

TAM, is also the chief executive officer of BTG Pactual, and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of Multiplus S.A., a subsidiary of TAM. BTG Group may provide investment and commercial banking services to LAN, TAM or LATAM and their respective affiliates in the future, for which BTG Group would expect to receive compensation. In the ordinary course of its business, members of BTG Group may actively trade in the securities and other instruments and obligations of LAN or TAM for their own accounts and for the accounts of their customers. Accordingly, BTG Group may at any time hold a long or short position in these securities, instruments and obligations.

Certain officers and employees of TAM may render services in connection with the exchange offer, but they will not receive any additional compensation for such services.

Item 6. Interest in Securities of the Subject Company.

On April 13, 2012, Mr. Líbano Miranda Barroso, Chief Financial Officer of TAM, exercised stock options pursuant to TAM’s stock option plan by purchasing 230,000 TAM preferred shares at an exercise price of R$22.13 per share, all of which shares were subsequently sold by Mr. Barroso on April 23, 2012 in the open market at a price of R$45.79 per share. On March 9, Mr. José Zaidan Maluf, a director of TAM, sold 1,000 shares in the open market for a price of R$42.00 per share. No other transactions in the TAM shares or TAM ADSs have been effected during the past 60 days prior to the date of this Statement by TAM or, to the best of TAM’s knowledge, any executive officer, director, affiliate or subsidiary of TAM.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as described or referred to in this Statement or the exhibits to this Statement or the offer to exchange/prospectus, no negotiation is being undertaken or engaged in by TAM in response to the exchange offer that relates to or would result in (i) a tender offer or other acquisition of TAM shares or TAM ADSs by TAM, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving TAM or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of TAM or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of TAM. Except as described or referred to in this Statement or the exhibits to this Statement or the offer to exchange/prospectus, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the exchange offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

The information contained in the exhibits referred to in Item 9 of this Statement is incorporated by reference herein.

Item 9. Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Offer to Exchange/Prospectus dated May 10, 2012 (incorporated herein by reference to the Registration Statement on Form F-4 (File No. 333-177984), as amended, filed by LAN Airlines S.A. and Holdco II S.A. with the SEC).
(a)(2)	Form of Letter of Transmittal for Tender of TAM Shares to the US Exchange Agent (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 (File No. 333-177984), as amended, filed by LAN Airlines S.A. and Holdco II S.A. with the SEC).

Exhibit No.	Description
(a)(3)	Form of Letter of Transmittal for Tender of TAM ADSs to the US Exchange Agent (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 (File No. 333-177984), as amended, filed by LAN Airlines S.A. and Holdco II S.A. with the SEC).
(a)(4)	Form of Letter to Clients for Tender of TAM ADSs (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 (File No. 333-177984), as amended, filed by LAN Airlines S.A. and Holdco II S.A. with the SEC).
(a)(5)	Form of Letter to Clients for Tender of TAM Shares (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 (File No. 333-177984), as amended, filed by LAN Airlines S.A. and Holdco II S.A. with the SEC).
(a)(6)	Form of Letter to Brokers (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form F-4 (File No. 333-177984), as amended, filed by LAN Airlines S.A. and Holdco II S.A. with the SEC).
(a)(7)	Form of Subscription Agreement (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form F-4 (File No. 333-177984), as amended, filed by LAN Airlines S.A. and Holdco II S.A. with the SEC).
(a)(8)	Letter to Shareholders, dated May 10, 2012.
(e)(1)	Implementation Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated herein by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed by TAM S.A. with the SEC on March 26, 2012).
(e)(2)	Exchange Offer Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated herein by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed by TAM S.A. with the SEC on March 26, 2012).
(e)(3)	Shareholders Agreement, dated as of January 25, 2011, among Lan Airlines S.A., TAM S.A., TEP Chile S.A. and Holdco I S.A. (incorporated herein by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by TAM S.A. with the SEC on March 26, 2012).
(e)(4)	Shareholders Agreement, dated as of January 25, 2012, among Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and TEP Chile S.A. (incorporated herein by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by TAM S.A. with the SEC on March 26, 2012).
(e)(5)	Shareholders Agreement, dated as of January 25, 2012, among Lan Airlines S.A. and TEP Chile S.A. (incorporated herein by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed by TAM S.A. with the SEC on March 26, 2012).
(e)(6)	Shareholders Agreement, dated as of January 25, 2012, among Lan Airlines S.A., TEP Chile S.A. and Holdco I S.A. (incorporated herein by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed by TAM S.A. with the SEC on March 26, 2012).
(e)(7)	Extension Letter, dated as of January 12, 2012, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated herein by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed by TAM S.A. with the SEC on March 26, 2012).
(e)(8)	Amendment, dated as of April 25, 2012 among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to Annex G to the Offer to Exchange/Prospectus dated May 10, 2012 that forms a part of the Registration Statement on Form F-4 (File No. 333-177984), as amended, filed by LAN Airlines S.A. and Holdco II S.A. with the SEC).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAM S.A.
By:	/s/ Marco Antonio Bologna
Name:	Marco Antonio Bologna
Title:	Chief Executive Officer

Date: May 10, 2012